

December 17, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ERMENEGILDO ZEGNA N.V., under the Exchange Act of 1934:

- Ordinary Shares, nominal value €0.02 per share

- Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share

Sincerely,